UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 000-50608

RHINO BIOTECH LIMITED

(Translation of registrant’s name into English)

294 Heywood House

Anguilla, British West Indies

(Address of principal executive office)

Rhino Biotech Limited in reference to the acquisition of Artesian Valley Farms, LLC and the accompanying transaction of JRD Ventures, LLC, along with the lease of The Lower Ranch, LLCs property reference the following:

On the 14th of March, 2022 the company announced its intent to acquire Artesian Valley Farms, LLC and JRD Ventures, LLC from Ronnie Dale Guffey and Justin DeAngelis.

As of 31st August 2023, due to extenuating factors the parties have been unable to complete certain material objectives in a timely manner in accordance with the agreements referenced herein below.

The board has therefore agreed to void the existing contracts, releasing its claim to any assets held in escrow and cancel any contingent debt obligations referenced within the contracts below, with the view on re-entering into new agreements with the parties at a later date.

The company has an obligation to its pre-existing shareholders and thus needs to file with the SEC to rectify its reporting responsibilities and further maintain its U.S. reporting status.

It is the company’s intent to commence trading prior to year end and in accordance with its reporting requirements file the 20F along with all other documents required to re-commence trading on the open market.

Specific contracts to be voided:

10.1	Membership Interest Purchase Agreement, dated as of September 3, 2021, by and between Eurasia Energy Ltd. and Ronnie D. Guffey.

10.2	Promissory Note ($500,000), dated October 31, 2021, by Eurasia Energy Ltd. to Ronnie D. Guffey.

10.3	Promissory Note ($2,900,000), dated October 31, 2021, by Eurasia Energy Ltd. to Ronnie D. Guffey.

10.4	Contribution and Exchange Agreement, dated as of September 3, 2021, by and between Eurasia Energy Ltd., Justin DeAngelis and JRD Ventures LLC.

10.5	Promissory Note ($399,000), dated October 31, 2021, by Eurasia Energy Ltd. to Justin DeAngelis.

10.6	Lease Agreement, dated September 3, 2021, by and between Eurasia Energy Ltd. and The Lower Ranch, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHINO BIOTECH LIMITED

Dated: September 1, 2023	/s/ Marilyn Giulia Roosevelt
Marilyn Giulia Roosevelt
Director

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